EXHIBIT 12.1

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES—FAIR ISAAC CORPORATION

(In thousands, except ratio data)

	2008	2009	2010	2011	2012
Earnings:
Income from continuing operations before income taxes	$112,995	$97,570	$92,304	$97,455	$136,243

Fixed charges:
Interest expense	20,335	25,481	24,124	32,364	31,734
Rent expense (Interest factor)	9,528	8,146	7,538	7,021	7,100

TOTAL FIXED CHARGES	29,863	33,627	31,662	39,385	38,834

EARNINGS AVAILABLE FOR FIXED CHARGES	$142,858	$131,197	$123,966	$136,840	$175,077

Ratio of earnings to fixed charges (1)	4.78	3.90	3.92	3.47	4.51

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).